(Translation)

To Whom It May Concern:
                                                               November 20, 2007

                            Company Name: TOYOTA MOTOR CORPORATION
                            Name and Title of Representative:
                                       Katsuaki Watanabe, President
                            (Code Number: 7203
                                       Securities exchanges throughout Japan)
                            Name and Title of Contact Person:
                                       Takuo Sasaki
                                       General Manager, Accounting Division
                                       (Telephone Number: 0565-28-2121)


           Notice Concerning the Results of Acquisition of Own Shares (Acquisition of Own Shares under Article 156 of the Corporation Act)

We hereby inform you that Toyota Motor Corporation ("TMC") repurchased its own shares as follows pursuant to Article 156 of the Corporation Act as referred to in the notice of repurchase of shares made on November 7, 2007. This repurchase will complete the acquisition of TMC's own shares pursuant to a resolution adopted at the meeting of the Board of Directors of TMC held on November 7, 2007.



   (1) Type of shares acquired                    Shares of common stock of TMC

   (2) Aggregate number of shares acquired        15,000,000 shares

   (3) Aggregate purchase price of shares         JPY 92,056,868,000

   (4) Method of acquisition                      Purchased on the Tokyo Stock
                                                  Exchange through a trust bank

   (5)  Acquisition period                        From  November 9, 2007 to
                                                  November 19, 2007


[Reference]

Matters resolved at the 103rd Ordinary General Shareholders' Meeting held on June 22, 2007

   o  Type of shares to be acquired               Shares of common stock of TMC



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   o  Aggregate number of shares to be acquired   Up to 30,000,000 shares

   o  Aggregate purchase price of shares          Up to JPY 250,000,000,000


Shares acquired as of November 20, 2007
   o  Aggregate number of shares acquired         20,000,000 shares

   o  Aggregate purchase price of shares          JPY 128,532,374,000


















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